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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)


       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)


             Cablevision NY Group Class A Common Stock: 12686C-10-9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  March 8, 2005
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
1.         NAME OF REPORTING PERSON                                                       Charles F. Dolan, individually
                                                                                        and as Trustee of the Charles F.
                                                                                             Dolan 2004 Grantor Retained
                                                                                                           Annuity Trust

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                    Not applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (A) [X]
                                                                                                                 (B) [ ]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS                                                                  00 - See Item 3 of Statement

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                           30,565,407
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                          6,391,303
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                      30,565,407

                         10.      SHARED DISPOSITIVE POWER                                                     6,391,303

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     36,956,710

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [X]*

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    14.5%

14.          TYPE OF REPORTING PERSON                                                                                 IN

*Excludes 30,590,731 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.


                                   Page 2 of 6
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
1.         NAME OF REPORTING PERSON                                                     Helen A. Dolan, individually and
                                                                                          as a Trustee of the Charles F.
                                                                                                 Dolan 2001 Family Trust

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                    Not applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (A) [X]
                                                                                                                 (B) [ ]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS                                                                   00- See Item 3 of Statement

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(D) OR 2(E)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                    0
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                         36,956,710
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                               0

                         10.      SHARED DISPOSITIVE POWER                                                    36,956,710

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     36,956,710

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [X]*

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    14.5%

14.          TYPE OF REPORTING PERSON                                                                                 IN

*Excludes 30,590,731 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.


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                         Amendment No. 4 to Schedule 13D

      This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), and Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust") (the "Filing Parties"). The Filing Parties report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Filing Parties, the following members: Lawrence J. Dolan, as Trustee of the 2001 Trust, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah
A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, and Amendment No. 3 filed on March 3, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 4.

ITEM 4            PURPOSE OF THE TRANSACTION

                  The disclosure in Item 4 is hereby amended and supplemented by adding the following after the twelfth paragraph thereof:

                  "On March 7, the Class B directors elected Brian Sweeney to fill a vacancy on the Issuer's Board of Directors. Because there was a vacancy on the Board, Mr. Dolan did not need to request an increase in the Board's size to permit the Class B directors to elect Mr. Sweeney to the Board.

                  On March 8, 2005, Charles F. Dolan and Thomas C. Dolan entered into an agreement with the Issuer pursuant to which Charles F. Dolan will fund costs of the Issuer's Rainbow DBS business above those that would have been incurred under a shutdown budget (the "DBS Agreement"). Pursuant to the DBS Agreement, Charles F. Dolan will deposit with the Issuer cash and/or shares of Class A Common Stock or Class B Common Stock to fund such costs. The Issuer shall make withdrawals from the cash and/or shares so deposited to fund the additional costs. These withdrawals shall be made first from cash amounts, then from any shares of Class A Common Stock and then from any shares of Class B Common Stock that may have been deposited. The DBS Agreement will terminate on March 31, 2005 or may be terminated by Charles F. Dolan at any earlier time. Upon the termination of the DBS Agreement, all cash, Class A Common Shares and Class B Common Shares deposited by Charles F. Dolan but not used to fund costs of the Rainbow DBS business shall be returned to Charles F. Dolan."

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The disclosure in Item 6 is hereby amended and supplemented by adding the following:

                  "As described in Item 4, on March 8, 2005, Charles F. Dolan entered into the DBS Agreement providing for the possible disposition of Issuer securities by Charles F. Dolan to the Issuer to fund certain costs of the Rainbow DBS business."


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ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

                  The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

                  Exhibit 17: Agreement between Charles F. Dolan and the Issuer, entered into as of March 8, 2005.


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SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 9, 2005

                             CHARLES F. DOLAN, individually and as
                             Trustee of the Charles F. Dolan 2004 Grantor
                             Retained Annuity Trust

                             By:                           *
                                    -------------------------------------------

                             HELEN A. DOLAN, individually and as a
                             Trustee of the Charles F. Dolan 2001 Family
                             Trust

                             By:                           *
                                    -------------------------------------------

* By:     /s/   William A. Frewin, Jr.
         -----------------------------
         As Attorney-in-Fact


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